New Horizon Aircraft Ltd.

3187 Highway 35

Lindsay, Ontario, Canada K9V 4R1

(613) 866-1935

July 16, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Fullem
Bradley Ecker

Re:	New Horizon Aircraft
Registration Statement on Form S-1
File No. 333-280086 Withdrawal of Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 12, 2024, in which we, New Horizon Aircraft Ltd., requested the acceleration of effectiveness of the above referenced Registration Statement for 4:00 p.m. ET on Tuesday July 16, 2024, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and hereby request the withdrawal of the request for acceleration of the effective date.

Very truly yours,
New Horizon Aircraft Ltd.

/s/ Brandon Robinson
Brandon Robinson
Chief Executive Officer

cc:	Nelson Mullins Riley & Scarborough LLP
Peter Strand